BOMBARDIER RECREATIONAL PRODUCTS INC.
Management's Discussion and Analysis
of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Readers should understand the following important factors as well as those discussed in Item 3, ''Key Information — Risk Factors,'' in the Company's latest Annual Report (Form20-F). Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realise these plans, intentions or expectations. Forward-looking statements are not guarantees of future performance. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited the following: the Company's debt service obligations; restrictions under the Company's senior secured amended and restated credit agreement and the indenture governing the Company's senior subordinated notes; changes in interest rates; changes in foreign currency valuations and economic conditions in the countries where the Company does business; the Company's ability to introduce new, or improve existing, products; the Company's failure to protect its trademarks, patents and other intellectual property rights; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; and acceptance by the Company's customers of new products it develops or acquires.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

RESTATEMENT

Bombardier Recreational Products Inc. ("BRP" or the "Company") amended and restated its consolidated financial statements and other financial information for the year ended January 31, 2005 and for each quarters in the year ended January 31, 2005 with respect to the accounting for certain forward foreign exchange contracts.

Further information on the restatement can be found in the note 2 to the consolidated financial statements.

The effect of the restatement on the Company's consolidated balance sheet as at January 31, 2005 are not significant and the restatement has no effect on the statement of cash flows other than certain items within Operating activities that have been restated.

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The effect of this non-cash restatement, by line item, on the consolidated statement of income for the three-and nine-month periods ended October 31, 2004 is as follows:

	Three months ended		Nine months ended
	October 31, 2004		October 31, 2004
	As		As
	previously		previously
	reported	As restated	reported	As restated
Revenues	$ 637.1	$ 631.2	$ 1,832.7	$ 1,828.9
Cost of sales	505.2	502.3	1,516.0	1,512.6
Gross profit	131.9	128.9	316.7	316.3
Foreign exchange gain	(49.4)	(79.7)	(52.5)	(76.3)
Income from continuing operations before income taxes	71.6	98.9	46.1	69.5
Income tax expense (recovery)	18.0	26.5	6.2	13.5
Income from continuing operations	53.6	72.4	39.9	56.0
Net income	53.3	72.1	36.3	52.4

1. INTRODUCTION

The following Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Bombardier Recreational Products Inc. and its subsidiaries is for the three- month and nine-month periods ended October 31, 2005 and 2004. This MD&A, dated December 12, 2005, should be read together with the interim consolidated financial statements which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in the notes to the interim consolidated financial statements. There has been no material change in the Company's significant accounting policies during the nine-month period ended October 31, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

2. CONSOLIDATED OVERVIEW

2.1 Description of Business

BRP is a leading designer, manufacturer and distributor of motorised recreational products worldwide. BRP's business consists of a diversified portfolio of products. BRP has a number one market share position in the primary markets of each of its established products: snowmobiles (the Ski-Doo™ and Lynx™ brands), personal watercraft (the Sea-Doo™ brand) and sport boats (the Sea-Doo™ brand). In 1998, the Company launched its own product line for all-terrain vehicles or the Bombardier* ATV brand. In 2001, the Company also entered the market for outboard engines, by acquiring the Johnson® and Evinrude® brands from Outboard Marine Corporation. In addition, BRP develops and markets ROTAX™ engines for motorcycles, scooters, karts and small and ultra-light aircraft. Due to BRP's market leading positions, the Company's products have a large installed base that generates repeat business from customers and support a recurring stream of revenues from related parts, accessories and clothing sales.

BRP's business is comprised of two reportable segments, Powersports and Marine Engines. The Powersports segment includes snowmobiles, personal watercraft, all-terrain vehicles, sport boats, and small engines and the Marine Engines segment includes outboard engines. Powersports is the larger of the two segments.

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2.2 Consolidated Results of Operations

Consolidated results of operations were as follows:

	Three months ended			Nine months ended
	October 31			October 31
(millions of Canadian dollars)	2005	2004	Change	2005	2004	Change
		[Restated]			[Restated]
Revenues	$ 624.6	$ 631.2	$ (6.6)	$ 1,685.9	$ 1,828.9	$ (143.0)
Cost of sales	463.1	502.3	(39.2)	1,329.0	1,512.6	(183.6)
Gross Profit	161.5	128.9	32.6	356.9	316.3	40.6
As a percentage of revenues	25.9%	20.4%	5.5%	21.2%	17.3%	3.9%

Selling and marketing	46.4	34.3	12.1	130.2	103.2	27.0
Research and development	22.8	23.9	(1.1)	72.8	79.3	(6.5)
General and administrative	33.0	31.6	1.4	97.0	93.8	3.2
Operating expenses	102.2	89.8	12.4	300.0	276.3	23.7

Operating income from continuing
operations	59.3	39.1	20.2	56.9	40.0	16.9
Financing costs	8.0	12.2	(4.2)	25.0	36.7	(11.7)
Accretion in carrying value and loss on
the early redemption of preferred shares	—	7.4	(7.4)	—	9.4	(9.4)
Loss (gain) on disposal of property,
plant and equipment and assets
held for sale	0.2	0.3	(0.1)	(1.3)	0.7	(2.0)
Foreign exchange (gain) loss
On long-term debt	(11.5)	(51.9)	40.4	(13.6)	(50.6)	37.0
On derivative financial instruments	—	(30.3)	30.3	2.2	(23.8)	26.0
Other	(3.3)	2.5	(5.8)	(9.9)	(1.9)	(8.0)
Total foreign exchange (gain) loss	(14.8)	(79.7)	64.9	(21.3)	(76.3)	55.0

Income from continuing operations
before income taxes	65.9	98.9	(33.0)	54.5	69.5	(15.0)
Current	$ 4.1	$6.7	$ (2.6)	$ 10.5	$ 17.0	$ (6.5)
Deferred	12.9	19.8	(6.9)	(0.4)	(3.5)	3.1
Income tax expense	$ 17.0	$ 26.5	$ (9.5)	$ 10.1	$ 13.5	$ (3.4)

Loss from discontinued operations, net
of income taxes	—	(0.3)	0.3	—	(3.6)	3.6
Net income	$ 48.9	$ 72.1	$ (23.2)	$ 44.4	$ 52.4	$ (8.0)

When comparing corresponding fiscal periods, significant exchange rate fluctuations between the Canadian dollar, particularly against the US dollar and the Euro, impacted revenues, gross profit, operating income from continuing operations and therefore net income of the Company. Management evaluated the unfavourable effects of foreign currency fluctuations on consolidated revenues, gross profit and operating income from continuing operations, including the effect of the Company's hedging programs, to be approximately as follows:

	Three months ended	Nine months ended
(millions of Canadian dollars)	October 31, 2005	October 31, 2005
Effects of foreign currency on revenues	$ (24.0)	$ (84.0)
Effects of foreign currency on gross profit	(4.0)	(23.0)
Effects of foreign currency on operating
income from continuing operations	—	(11.0)

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Revenues

The decrease in revenues for the three-month period ended October 31, 2005 is a reflection of lower revenues in the Powersports segment partially offset by higher revenues in the Marine Engines segment. The decrease is due to:

  lower number of units sold for $50.2 million due to timing in deliveries to dealers and no deliveries of ATVs under the Deere and Company manufacturing supply agreement the unfavourable foreign exchange rate variations of approximately $24.0 million which was largely offset by:

  improved product and price mix of $68.3 million.

The decrease in revenues for the nine-month period ended October 31, 2005 is a reflection of lower revenues in the Powersports and Marine Engines segments. This decrease is mainly due to:

  the lower number of units sold amounted to $170.2 million due to timing in deliveries to dealers and no ATV deliveries under the Deere and Company manufacturing supply agreement and discontinuance of the Traxter and Quest utility models the unfavourable foreign exchange rate variations of approximately $84.0 million which were partially offset by improved product and price mix of $119.3 million.

Gross Profit

The 5.5 percentage points improvement in gross profit margin for the third quarter of fiscal 2006 is primarily due to:

  favourable product and price mix for $47.8 million

  lower sales incentives and concessions of $5.5 million

which were partially offset by

  lower number of units sold for $14.0 million

  unfavourable exchange rate variations for approximately $4.0 million.

The 3.9 percentage points improvement in gross margin for the nine-month period of fiscal 2006 is primarily due to the following:

  favourable product and price mix for approximately $79.2 million decreased production costs for approximately $12.0 million as a result of product complexity reductions and restructuring of the operations all of which were partially offset by:

  lower number of units sold for $26.8 million

  unfavourable foreign exchange rate variations for approximately $23.0 million increased sales incentives and concessions of $5.0 million due to higher retail activity.

Gross profit for the nine-month period of the previous fiscal year was unfavourably impacted by $9.3 million as a result of inventory sold during that period, which having been marked up to the distributor's selling prices as a result of purchase accounting.

Operating Expenses

The increases for the three- and nine-month periods ended October 31, 2005 in selling and marketing expenses are attributable to the advertising campaigns to promote the Evinrude E-TEC outboard engines and the introduction of the 2006 ATV line-up and the promotion of sales incentives relating to watercraft and ATVs. The increase in the general and administrative expenses, during the nine-month period of fiscal 2006, results mainly from the termination of the distributor agreement in France partially offset by favourable foreign exchange rate variations for approximately $3.0 million. Since October 1, 2005, BRP distributes its products directly to its dealer network in France.

Financing Costs

The decreases in financing costs for the three- and nine-month periods ended October 31, 2005 result mainly from lower borrowings pursuant to the debt repayments, lower exchange rate and reduced amortisation of the deferred financing costs.

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Foreign Exchange Gain

The net gains and losses on derivative financial instruments result from not applying hedge accounting to certain forward foreign exchange contracts. The other foreign exchange gains and losses are derived from the conversion into Canadian dollars of accounts denominated in foreign currencies and foreign integrated operations.

Income Tax

The combined statutory income tax rate was relatively stable for both the three- and nine-month periods at approximately 31%. The decrease in income tax expense is mainly due to the decrease income from continuing operations before income taxes when comparing the three-month periods and the nine-month periods. The decline in the effective income tax rate which stood at 25.8% and 26.8% for the three-month period ended October 31, 2005 and 2004, respectively, is largely due to a more efficient tax structure. The effective income tax rate for the nine months ended October 31, 2005 and 2004 was 18.5% and 19.4%, respectively.

2.3 Effect of Currency Fluctuations

The Company is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the Canadian dollar and from transactions in foreign currencies, mainly the US dollar and the Euro. Management believes that exchange rate movements, particularly of the US dollar to the Canadian dollar and the Euro to the Canadian dollar could have a significant impact on the Company's Consolidated Financial Statements.

The period-end exchange rates used to translate assets and liabilities were as follows:

	October 31, 2005	January 31, 2005
US dollar	1.1801 $CA/$US	1.2380 $CA/$US
Euro	1.4154 $CA/Euro	1.6157 $CA/Euro

When comparing the October 31, 2005 exchange rates to the January 31, 2005 exchange rates, the Canadian dollar strengthened in relation to the US dollar and to the Euro by approximately 5% and 12%, respectively.

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Three-month period ended		Nine-month period ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
US dollar	1.1876 $CA/$US	1.2855 $CA/$US	1.2197 $CA/$US	1.3239 $CA/$US
Euro	1.4478 $CA/Euro	1.5799 $CA/Euro	1.5282 $CA/Euro	1.6212 $CA/Euro

When comparing the average exchange rates for the three-month periods ended October 31, 2005 and 2004, the Canadian dollar strengthened by approximately 8% in relation to the US dollar and the Euro.

When comparing the average exchange rate for the nine-month periods of fiscal 2006 to the corresponding period of fiscal 2005, the Canadian dollar strengthened in relation to the US dollar and to the Euro by approximately 8% and 6%, respectively.

The Company's primary exposures are to US dollar denominated sales in excess of its purchases, Euro denominated purchases in excess of its sales and foreign exchange movements on the US dollar denominated debt.

In addition to the impact of movements in exchange rates on translation into Canadian dollars of the Company's foreign currency transactions, described above, the Company's results can also be influenced by the impact of movements in exchange rates on foreign integrated operations. A portion of the Company's sales and operating expenses are derived from foreign integrated operations denominated in currencies other than the Canadian dollar. Sales made outside Canada are denominated in foreign currencies, and these currencies could become less valuable prior to conversion into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could result in lower revenues for the Company, when expressed in Canadian dollars.

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However, foreign currency transactions occurring in a given period may not have been fully impacted by the movements in exchange rates of that same period as a result of the Company's hedging programs. The Company's current practice is to use derivative financial instruments to manage foreign currency exchange rate risks for the short term exposure while for the long term the Company aims to have a natural hedge position by balancing its inflows and outflows by currency.

3. BUSINESS SEGMENT PERFORMANCE

BRP operates in two reportable segments, Powersports and Marine Engines. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

When comparing one period to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the US dollar and the Euro, impact segmented revenues, and segmented operating income. Management evaluated the favourable and (unfavourable) effects of foreign currency fluctuations; net of the effect of the Company's hedging programs, approximately as follows:

	Three-month ended	Nine-month ended
(millions of Canadian dollars)	October 31, 2005	October 31, 2005
Effects of foreign currency on segmented revenues
Powersports	$ (16.0)	$ (57.0)
Marine Engines	(8.0)	(27.0)
	$ (24.0)	$ (84.0)
Effects of foreign currency on segmented operating
income from continuing operations
Powersports	$ 2.0	$ (14.0)
Marine Engines	(2.0)	3.0
	$ —	$ (11.0)

The segmented revenues were as follows:

	Three-month ended		Nine-month ended
		October 31,		October 31,
(millions of Canadian dollars)	2005	2004	2005	2004
		[Restated]		[Restated]
Powersports	$501.2	$ 513.5	$ 1,294.9	$ 1,416.7
Marine Engines	139.0	127.6	430.5	443.2
Intersegment revenues	(15.6)	(9.9)	(39.5)	(31.0)
Total consolidated revenues	$ 624.6	$ 631.2	$ 1,685.9	$ 1,828.9

The segmented operating income were as follows:

	Three-month ended					Nine-month ended
			October 31				October 31
(millions of Canadian dollars)	2005		2004		2005		2004
			[Restated]				[Restated]
Powersports	$ 58.4	11.6%	$ 42.6	8.3%	$ 77.7	6.0%	$ 73.7	5.2%
Marine Engines	14.8	10.6%	7.2	5.6%	24.3	5.6%	4.1	0.9%
Total	$ 73.2		$ 49.8		$ 102.0		$ 77.8

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3.1 Powersports Revenues

The decrease in revenues for the three-month period ended October 31, 2005 primarily results from the following:

  a lower number of units sold amounting to $34.8 million

  the unfavourable impact of exchange rates of approximately $16.0 million partially offset by:

  improved product and price mix of $30.2 million mainly in the ATV and snowmobile product lines lower sales incentives of $4.7 million.

The decrease in units sold is mainly due to:

  a lower number of ATVs due to no deliveries under the Deere and Company agreement and management's decision to discontinue the production of the Traxter and Quest utility models a lower number of snowmobiles due to timing of deliveries to dealers and temporary manufacturing delays which postponed the deliveries to the fourth quarter.

The decrease in revenues for the nine-month period of fiscal 2006 is due to lower number of units sold totalling $127.8 million

  the impact of unfavourable exchange rate movements of approximately $57.0 million additional sales incentives of $8.3 million due to higher retail activity partially offset by:

  improved product and price mix of $64.2 million.

The decrease in the number of deliveries results from

  no ATV deliveries under the Deere and Company agreement

  changes in the snowmobiles production schedule and temporary manufacturing delays which postponed the deliveries to the fourth quarter less Rotax engines sold to OEMs

partially offset by:

  an increase number of deliveries of watercraft resulting from the production push from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to align more closely with the market demand.

Operating Income

The increase in operating income for the three-month period ended October 31, 2005 is due to the combination of favourable product and pricing mix of $28.1 million

  reduced production costs of $1.9 million as a result of product complexity reductions and restructuring of the operations lower sales incentives and concessions of $4.6 million

  favourable foreign exchange rate movements of approximately $2.0 million all of which were partially offset by:

  reduced number of units sold of $8.9 million

  higher operating expenses of $13.3 million.

The higher operating expenses are mainly due to the advertising campaign to promote the introduction of the 2006 ATV line-up and the promotion of sales incentive programs relating to watercraft and ATV.

The increase in operating income for the nine-month period of fiscal 2006 results from the following:

  a favourable product mix of $46.0 million

  reduced production costs of $11.6 million as a result of product complexity reductions and the restructuring of the operations all of which were offset in part by:

  a lower number of units sold of $18.0 million

  increased sales incentives and concessions of $12.6 million due to higher retail activity higher operating expenses of $16.5 million resulting from higher marketing expenses unfavourable foreign exchange rate movements of approximately $14.0 million.

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Operating income for the nine-month period of the previous fiscal year was unfavourably impacted by $7.8 million as a result of inventory sold during that period, having been marked up to the distributor's selling prices as a result of purchase accounting.

3.2 Marine Engines Revenues

  The increase in revenue for the three-month period of fiscal 2006 results primarily from:

  an improved product mix of $38.1 million due to an increase in the number of Evinrude E-TEC engines sold which was partially offset by:

  a lower number of units sold in 4-stroke and 2-stroke carbureted engines due to the rationalisation of the product offering for $15.4 million the strengthening of the Canadian dollar in relation to the US dollar for approximately $8.0 million higher sales incentives and concessions of $3.8 million due to higher retail activity.

The decrease for the nine-month period ended October 31, 2005 results primarily from:

  lower number of units sold due to the rationalisation of the product offering for $42.4 million the strengthening of the Canadian dollar in relation to the US dollar for approximately $27.0 million which were offset in part by:

  an improved product and price mix of $55.1 million resulting from the decision to focus on the Evinrude E-TEC outboard engines.

Operating Income

The increase in the segment's operating income for the three-month period ended October 31, 2005 results from:

  improved margins due to the rationalisation of the product offering and the decision to focus on the Evinrude E-TEC outboard engines totalling $16.6 million partially offset by:

  reduced number of units sold of $5.1 million

  unfavourable foreign exchange rate changes of approximately $2.0 million.

The increase in the segment's operating income for the nine months of fiscal 2006 results from:

  improved margins due to the rationalisation of the product offering and the decision to focus on the Evinrude E-TEC outboard engines totalling $33.2 million lower sales incentives and concessions of $7.6 million

  favourable foreign exchange rate movements of approximately $3.0 million partially offset by:

  higher operating expenses of $13.1 million

  reduced number of units sold of $8.9 million.

The favourable impacts from the improved operating income were partially offset by increased marketing expenses for the promotion of the Evinrude E-TEC outboard engines brand through advertising efforts.

4. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities.

The Company's primary sources of funds are provided by cash balances, cash from operating activities, and borrowings under the $250 million Revolving Facilities. The primary uses of funds are capital investments and working capital. Based on the current level of operations, Management believes that cash on hand, cash flows from operations and available borrowings under the Revolving Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

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The seasonality of production and shipments causes working capital requirements to fluctuate during the year. Typically, working capital needs grow through the spring and summer, with a peak in mid-summer and decline through the autumn and winter. Management believes that existing cash balances and bank borrowings, cash flow to be generated from operating activities and available borrowing under the senior secured Amended and Restated Credit Agreement provides sufficient liquidity for its operations and capital requirements for the foreseeable future.

4.1 Financial Position

Significant variations in the financial position since January 31, 2005 are as follows:

  Accounts receivables amounted to $100.9 million as at October 31, 2005 compared to $112.7 million as at January 31, 2005. This $11.8 million decrease is mainly due to more rapid collection of sales taxes, the collection of the receivable from Bombardier Inc and the effect of foreign exchange rate changes of approximately $4.0 million.
  Inventories amounted to $353.8 million as at October 31, 2005, compared to $302.1 million as at January 31, 2005. This $51.7 million increase is mainly due to higher finished goods resulting from timing of production of snowmobile and ATV partially offset by the effect of foreign exchange rate changes of approximately $12.0 million.
  Other assets amounted to $117.9 million as at as at October 31, 2005, compared to $150.4 million as at January 31, 2005. This $32.5 million decrease is mainly due to lower retained interest resulting from timing and the expiration of the securitisation arrangements with Bombardier Capital Inc.'s ("BC") and also due to lower derivative financial instruments. As at October 31, 2005, most forward foreign exchange contracts used to hedge off-balance sheet forecasted foreign currency cash flows were eligible for hedge accounting and therefore were not recognised on the balance sheet, as further explained in the significant accounting policies in the annual report whereas, as at January 31, 2005, certain forward foreign exchange contracts were not eligible for hedge accounting and were recognized on the balance sheet at fair value.
  Accounts payable and accrued liabilities amounted to $522.6 million as at October 31, 2005, compared to restated accounts payable and accrued liabilities of $591.8 million as at January 31, 2005. This $69.2 million decrease is mainly due to a reduction in trade payables and in the amount due to Bombardier Capital Inc. with respect to the factoring arrangement, higher payment of sales promotions and incentive programs and the timing of wages and related liabilities payment. The effect of foreign exchange rate changes represents a reduction of accounts payable and accrued liabilities of approximately $23.0 million.

In connection with the acquisition, Management approved and initiated a plan to restructure the recreational products business. In the nine-month period ended October 31, 2005 the Company paid $6.6 million related to the restructuring which were comprised of severance costs and facilities shutdown costs.

Also on November 9, 2004, BRP announced additional restructuring of its operations, including a reduction of its workforce. The majority of the remaining $1.2 million of severance cost is expected to be paid during fiscal 2006. The additional restructuring activities undertaken are on schedule and according to plan.

The debt structure consisted of the following:

	Maturity	Effective	As at	As at
	date	interest rate	October 31, 2005	January 31, 2005
Classified as current liabilities:
$250 million Revolving Facilities	2008	5.36%	$ —	$ 12.3
US $280 million Term Facilities	2010	—	—	147.2
Classified as long-term liabilities:
US $50 million Term Facility	2011	5.53%	58.7	—
US $200 million Senior
subordinated notes	2013	8 3/8%	236.0	247.6
Other	2008	2.00%	1.9	1.9

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4.2 Statement of Cash Flows

A summary of the cash flow and additional information, for the periods ended October 31, are presented below:

	Three-month ended		Nine-month ended
		October 31,		October 31,
(millions of Canadian dollars)	2005	2004	2005	2004
		[Restated]		[Restated]
Cash flow from operating activities before net
change in non-cash working capital items
related to operations	$ 76.1	$ 55.4	$ 112.7	$ 86.9
Net change in non-cash working capital items
related to operations	19.6	(27.1)	(69.8)	(3.1)
Cash flows from operating activities	95.7	28.3	42.9	83.8
Additional information
Net additions to property, plant and
equipment	25.6	14.6	48.7	34.3

Cash flows provided by operating activities, before net changes in working capital items, totalled $76.1 million for the three-month period ended October 31, 2005 compared to $55.4 million for the three-month period ended October 31, 2004. For the nine-month period of fiscal 2006, cash flows provided by operating activities, before net change in working capital items, totalled $112.7 million, compared to $86.9 million for the corresponding period of previous fiscal year.

The $66.7 million increased use of cash in the net change in non-cash working capital items related to operations, during the nine-month period ended October 31, 2005 compared to the corresponding period of fiscal 2005, is primarily attributable to:

  higher finished good inventories of $43.9 million

  reduced growth of $35.6 million in accounts receivable as a result of improved collections lower accounts payable and accrued liabilities due to the timing of the compensation payments and higher payment of sales promotions and incentive programs of $21.1 million partially offset by:

  the variation of restricted cash from the sale of the Utility Vehicles segment of $41.9 million.

Cash flows used by investing activities totalled $25.6 million for the three-month period ended October 31, 2005 of which $25.7 million was used for capital expenditures. Cash flows provided by investing activities totalled $24.3 million for the three-month period ended October 31, 2004 mainly as a result of the disposal of the Utility Vehicles segment partially offset by capital expenditures of $15.8 million. For the nine-month period of fiscal 2006, cash flows used by investing activities totalled $50.4 million, compared to $9.3 million for the corresponding period of previous fiscal year mainly resulting from additions of property plant and equipment. The $41.1 million reduction is mainly due to the sale of the Utility Vehicles segment last fiscal year.

Cash flows used in financing activities totalled $57.5 million for the three-month period ended October 31, 2005 mainly attributable to the repayment of borrowing under the revolver facility. Cash flows provided by financing activities totalled $0.5 million for the three-month period ended October 31, 2004. For the nine-month period of fiscal 2006, cash flows used in financing activities totalled $97.8 million, compared to $1.6 million provided by financing activities for the corresponding period of previous fiscal year.

Cash paid for income taxes for the nine-month periods ended October 31, 2005 and 2004 amounted to $4.7 million and $15.7 million, respectively. The $11.0 million decrease is partially due to the overstatement of the tax instalments relating to the expected fiscal 2005 income taxes for the US legal entities. In addition, interim tax payments during the fiscal 2005 were substantially higher, as a result of changes in the tax structure pursuant to the acquisition.

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4.3 Capital Resources

  As of October 31, 2005, the debt structure consisted of

  Senior subordinated notes of US $200 million (approximately $236.0 million) aggregate principal amount and

  Senior Secured Credit Facilities comprised of

    US $50 million (approximately $59.0 million) Term Facility maturing in 2011, and

    $250 million Revolving Facilities with a maturity of five years expiring in December 2008. At October 31, 2005, availabilities under the Revolving Facilities stood at $219.5 million. The Company had issued letters of credit for an amount of $30.5 million, under the revolving credit facility.

5. OFF-BALANCE SHEET ARRANGEMENTS

Off-Balance Sheet Obligations

The Company has agreements with finance companies to provide financing to its dealers to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of its working capital. A significant percentage of the Company's sales of snowmobiles, personal watercraft, ATVs, sport boats, and outboard engines to dealers in North America are financed under such arrangements. In the event of a dealer default, the Company may be required to repurchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. No material losses have been incurred under these agreements. However, an adverse change in market conditions or other factors could cause this situation to change and thereby require the Company to perform under this obligation and to purchase the finance companies' repossessed units. The purchase price with respect to these repurchases is generally the unpaid balance on the original invoice. The Company's commitment to repurchase new and unused product, on an annual basis, amounts to the greater of US $25.0 million or 10% of the average amount of financing outstanding under such floorplanning agreements.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the nine-month period ended October 31, 2005 and 2004 was $1,041.2 million and $1,114.9 million, respectively. The amount outstanding as of October 31, 2005 and January 31, 2005 was $728.1 million and $739.4 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the nine-month period ended October 31, 2005, and 2004 was $23.4 million and $21.5 million, respectively.

On June 1, 2005, Bombardier Inc. ("Bombardier") announced the closing of the sale of BC's Inventory Finance Division to GE Commercial Finance. Until such date, the Company recorded its transactions, with BC, as related party floorplan financing transactions.

On June 3, 2005, two subsidiaries of the Company, BRP Finland OY and BRP Norway AS, entered into a five-year agreement for the transfer of their receivables. According to this agreement the third party financial institution agreed to purchase receivables up to €35 million ("the Facility Agreement"). Under the Facility Agreement, 85% of the invoices from approved customers will be advanced to the Company, on a non-recourse basis. This agreement replaced a receivable transfer arrangement with Bombardier Capital Inc which expired in June 2005. The total amount of receivables factoring world-wide during the nine-month periods ended October 31, 2005 and 2004 was $298.1 million and $538.9 million, respectively. The amount outstanding as of October 31, 2005 and January 31, 2005 was $51.2 million and $166.7 million, respectively. Related financing charges for the nine-month periods ended October 31, 2005 and 2004 were $2.4 million and $3.9 million, respectively.

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6. HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES

There has been no material changes in the Company's management of its foreign exchange exposures during the nine-month period ended October 31, 2005.

Outstanding forward foreign exchange contracts, by maturity date, are as follows:

(millions of Canadian dollars)	October 31, 2005				January 31, 2005
				CAD		CAD
			Weighted	equivalent	Weighted	equivalent
	Sell	Buy	average	notional	average	notional
	currency	currency	rate	amount	rate	amount
Sell contracts:
Less than 1 year	USD	CAD	$ 0.7827	$ 409.5	$ 0.7495	$ 449.8
Between 1 and 2 years	USD	CAD	0.8170	162.0	0.7865	200.1

Buy contracts:
Less than 1 year	CAD	Euro	0.6108	160.8	0.6042	183.9
Between 1 and 2 years	CAD	Euro	0.6505	53.5	0.6114	90.5

7. CONTRACTUAL OBLIGATIONS

BRP and Deere and Company have agreed to maintain, through model year 2006, their agreement for the supply by BRP of the Buck and Trail Buck ATVs, which are based on the Traxter platform. The Company does not expect any orders until the end of the agreement. Thereafter, BRP will no longer offer the Traxter utility-oriented models and will terminate the supply arrangement, in accordance with its terms and conditions. The Company does not expect that the termination of the supply arrangement will have a significant impact on its financial position, results of operations or cash flows.

8. SUBSEQUENT EVENT

On November 2, 2005, the Company announced that it will transfer the vehicle assembly and the engine manufacturing operations of its ATV to Mexico. The decision to transfer the vehicle assembly and the engine manufacturing operations of its ATV results from external pressures brought on by a stronger Canadian dollar and Asian competition which compelled the Company to turn to Mexico in order to reduce costs, improve productivity and increase competitiveness. The Company expects capital expenditures of approximately $29.0 million comprised of equipment, tooling and buildings. Management expects to disburse approximately $16.0 million and $13.0 million in fiscal 2007 and 2008 respectively. The capital expenditures are going to be financed by cash flows generated from operations. The new facility is scheduled to start initial assembly and manufacturing during the course of fiscal 2007.

Management announced that approximately 300 positions will be lost mainly at its vehicle assembly operations located in Valcourt, Québec. Employees will receive indemnities that include mainly cash severance and other benefits such as supplemental unemployment benefits, relocation and career transition services. A group of approximately 200 employees will leave at the end of fiscal 2007 and approximately 100 employees will leave at the end of fiscal 2008 in order to ensure an orderly transition of BRP's ATV assembly and the engine manufacturing operations. In addition to the above mentioned capital expenditures, BRP expects to incur restructuring costs of approximately $28.0 million comprised of severance benefits, relocation and travel cost and dismantling, moving and equipment reinstallation cost.

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9. RECENT DEVELOPMENT

There is presently a dispute amongst the farmers and the Québec government with respect to municipal taxes which may have an impact on the market demand for snowmobile and ATV in certain regions of Québec. Normally, in Québec, farmers grant snowmobile and ATV users a right of way on their farm land. Recently, the Québec Farmers' Union (UPA) unanimously decided, in a general assembly, to continue to apply pressure on the Québec Government in order to negotiate a new fiscal agreement. This decision consists of removing the privileges of right of way on farm lands from snowmobiles and ATV users. This mean of pressure is presently applied only in certain regions of Québec. While management believes that this dispute will not have a significant impact on its fiscal 2006 financial statements it could affect fiscal 2007 shipments to Québec dealers if not resolved in a timely manner.

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